March 21, 2002

To Our Stockholders:

We invite you to tender your DaVita common shares for purchase by DaVita. We are offering to purchase up to 24,000,000 shares at a price not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. If you have received share certificates for shares that were purchased through our Employee Stock Purchase Plan, then you may tender those shares. You may not tender shares that you own through our 401(k) Retirement Savings Plan or our Profit Sharing Plan.

We will determine a single per share price that we will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 24,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the offer will be acquired at the same purchase price.

Our offer is being made on the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 9:00 a.m., New York City time, on Friday, April 19, 2002, unless we extend it.

Any stockholder whose shares are properly tendered directly to The Bank of New York, the Depositary for the offer, and purchased in the offer will not incur the usual transaction costs associated with open market sales. If you own fewer than 100 shares, the offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

If you want to maximize the chances that your shares will be purchased in the offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your tendered shares being purchased at the minimum price of $20.00 per share.

Our Board of Directors has approved the offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer. We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer. We have also been advised that the trustees of our 401(k) Retirement Savings Plan and Profit Sharing Plan do not intend to tender any shares pursuant to the offer.

If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at (866) 800-0506 (toll free), or Credit Suisse First Boston Corporation, the Dealer Manager for the tender offer, at (800) 881-8320 (toll free).

Sin	cerely,

Ke	nt J. Thiry
Ch	airman and Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER FOR THE
COMMON SHARES OF DAVITA INC.

WHAT IS THIS OFFER TO PURCHASE?

We are inviting you to tender your DaVita common shares, par value $0.001 per share, for purchase by DaVita at a price not in excess of $25.00 nor less than $20.00 per share upon the terms and conditions described in the enclosed Offer to Purchase and the related Letter of Transmittal.

WHAT WILL BE THE FINAL PURCHASE PRICE?

We will determine the lowest single price per share that will allow us to buy 24,000,000 shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering stockholders or, if a lesser number of shares are properly tendered, all shares that are properly tendered.

All shares acquired in the offer will be acquired at the same purchase price.

If your shares are purchased in the offer, you will receive the purchase price in cash for each of your shares that we purchase, without interest, and you will not incur the usual transaction costs associated with open market sales.

MAY I TENDER SHARES THAT I PURCHASED THROUGH DAVITA’S EMPLOYEE STOCK PURCHASE PLAN?

Yes, you may tender shares that you own which you purchased through DaVita’s Employee Stock Purchase Plan. If your shares are registered in your own name you must complete and return the Letter of Transmittal and follow the instructions contained therein. If your shares are held through a brokerage firm or bank, you must instruct your broker or bank to compete and return a Letter of Transmittal on your behalf. The Letter of Transmittal cannot be used to tender shares held by a brokerage firm or bank nominee directly, even though one may have been delivered for informational purposes.

MAY I TENDER SHARES THAT I OWN THROUGH DAVITA’S RETIREMENT SAVINGS PLAN?

No, you may not tender shares that you own through DaVita’s 401(k) Retirement Savings Plan. The tender offer does not affect your ability to reallocate your current holdings under the plan in accordance with the plan’s terms.

MAY I TENDER SHARES THAT I OWN THROUGH DAVITA’S PROFIT SHARING PLAN?

No, you may not tender shares that you own through DaVita’s Profit Sharing Plan. The tender offer does not affect your ability to reallocate your current holdings under the plan in accordance with the plan’s terms.

WHY IS DAVITA CONDUCTING THE TENDER OFFER?

We believe that the offer is a prudent use of our financial resources given our current and projected leverage ratios relative to our targeted range of total debt to total equity. In addition, our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high-return investment opportunities. Accordingly, we are conducting this offer.

HOW IS DAVITA GOING TO REPAY THE OBLIGATIONS INCURRED TO FUND THE TENDER OFFER?

We intend to repay amounts borrowed under our new senior credit facility over time with funds generated by our operations or through refinancing the obligations at a later date.

WHAT IS A MODIFIED “DUTCH AUCTION”?

A modified “Dutch Auction” is a process through which we can offer to purchase your DaVita common shares and you can decide whether or not you want to tender, or sell, your shares and, if so, at what prices you would like to tender, or sell, the shares within the price range we have established.

WHAT ARE “ODD LOT HOLDERS”?

“Odd Lot Holders” are stockholders who own an aggregate of less than 100 shares, not including shares held in DaVita’s 401(k) Retirement Savings Plan or Profit Sharing Plan.

The sale of shares held by Odd Lot Holders will avoid any applicable odd lot fees which would otherwise be payable on sales of such odd lots on the securities exchanges.

If more than 24,000,000 shares, or any increased number of shares that we elect to purchase, are properly tendered at prices at or below the purchase price, we will first purchase odd lot shares and then the remaining shares on a pro rata basis.

There will be no proration of shares tendered by any Odd Lot Holder.

AT WHAT PRICE MAY I TENDER MY SHARES?

You may elect to tender your shares at the price determined according to the offer or at a specified price, in increments of $0.25, starting at $20.00 per share up to and including $25.00 per share.

You must indicate your election as to the number of shares you wish to tender and price at which you want to tender those shares on the enclosed Letter of Transmittal.

CAN I TENDER MY SHARES AT DIFFERENT PRICES?

Yes, you can elect to tender some shares at one price and other shares at a second price, but the same shares cannot be tendered at different prices.

If you wish to tender some shares at one price and other shares at a different price, a separate Letter of Transmittal MUST be completed and returned for each price.

WHAT IF MY DESIGNATED PRICE IS ABOVE THE COMPANY’S PURCHASE PRICE?

Shares that are tendered at a designated price that is above the purchase price we determine in the offer will not be purchased and will be returned to you.

WHAT IF MORE THAN 24,000,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE PRICE?

If more than 24,000,000 shares are properly tendered at or below the purchase price, a pro rata share of each tender will be accepted for purchase subject to priority for odd lots.

Shares held by “Odd Lot Holders” who tender all of their shares at or below the purchase price and who complete the appropriate section of the Letter of Transmittal will be purchased before proration.

You may tender shares subject to the condition that a specified minimum number of your shares tendered must be purchased if any of your shares tendered are purchased.

HOW DO I TENDER MY SHARES?

If your shares are registered in your own name, you must complete and return the enclosed Letter of Transmittal and follow the instructions contained therein.

If your shares are held through a brokerage firm or bank, you must instruct your broker or bank to complete and return a Letter of Transmittal on your behalf. The Letter of Transmittal cannot be used to tender shares held by a nominee directly, even though one may have been delivered for informational purposes.

WHAT FORM DO I NEED TO SIGN AND PROVIDE IF I CAN’T GET MY LETTER OF TRANSMITTAL AND SHARE CERTIFICATES IN ON TIME?

If you cannot deliver a completed Letter of Transmittal and other required documents before the offer is scheduled to expire, you must have an Eligible Institution (as defined in the instructions included in the Letter of Transmittal) complete and execute the Notice of Guaranteed Delivery instead.

CAN I WITHDRAW MY TENDER?

Tendered shares may be withdrawn at any time until 9:00 a.m., New York City time, on Friday, April 19, 2002, unless we extend the tender offer, or at any time after 9:00 a.m., New York City time, on Friday, May 17, 2002 if we have not by then accepted the tendered shares for payment.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission form must be timely provided to The Bank of New York at its address set forth on the back of the Offer to Purchase.

CAN DAVITA WITHDRAW THE TENDER OFFER?

Under certain circumstances discussed in the Offer to Purchase, we may withdraw the tender offer at any time before it expires.

WHAT IF THE TERMS OF THE TENDER OFFER CHANGE?

If we extend the Expiration Date of the tender offer or materially change the terms of the tender offer, we will give notice of the change and, under some circumstances, must, in connection with that change, extend the expiration date of the offer at least ten business days.

During the extension, you will continue to be able to withdraw the tender of your shares.

ARE THERE ANY BROKERAGE COMMISSIONS?

There will be no brokerage commissions if shares tendered are registered in your name and tendered directly to the Depositary.

If shares are held through brokers or banks, you should consult your broker or bank to determine whether transaction costs apply to the tender of those shares.

No stock transfer tax will apply if payment is made to the registered holder of the shares.

DO I HAVE TO SELL MY SHARES TO DAVITA?

No. No one is required to tender any shares.

If you do not tender your shares, you will continue to own the same number of shares without any adjustments.

The percentage of the outstanding shares held by non-tendering stockholders will increase since the number of outstanding shares will be reduced upon completion of the tender offer.

IF I HAVE LOST OR MISPLACED MY SHARE CERTIFICATES, HOW DO I PARTICIPATE IN THE TENDER OFFER?

Contact The Bank of New York at (800) 507-9357 immediately for assistance.

WHAT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

Contact Georgeson Shareholder Communications Inc., the Information Agent for the tender offer, at (866) 800-0506 (toll free), or Credit Suisse First Boston, the Dealer Manager for the tender offer, at (800) 881-8320 (toll free), with any questions about the terms and conditions of the tender offer or how to tender your shares.

WHERE DO I OBTAIN ADDITIONAL COPIES OF THE LETTER OF TRANSMITTAL?

Additional copies of the Letter of Transmittal and any of the other tender offer documents can be obtained from the Information Agent or the Dealer Manager.

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